Exhibit 4.1

Execution Version

AMENDMENT

TO
RIGHTS AGREEMENT

This Amendment (this “Amendment”), to the Rights Agreement (the “Rights Agreement”), dated as of February 13, 2009, by and between CLST Holdings, Inc. (the “Company”) and Mellon Investor Services LLC, a New Jersey limited liability company, as rights agent (the “Rights Agent”), is entered into by and between the Company and the Rights Agent and amends the Rights Agreement. Capitalized terms used herein but not defined herein shall have the meanings given to such terms in the Rights Agreement.

RECITALS

WHEREAS, pursuant to Section 26 of the Rights Agreement the Company may, and the Rights Agent shall, if the Company so directs, amend the Rights Agreement prior to a Distribution Date without the approval of any holders of Rights;

WHEREAS, to the knowledge of the Board of Directors of the Company, there has been no occurrence of a Distribution Date; and

WHEREAS, the Board of Directors of the Company has approved this Amendment.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby amend the Rights Agreement as follows:

Section 1. Amendments. Section 23 of the Rights Agreement is amended by adding the following language to the end of the section:

“(d) Notwithstanding anything in this Agreement to the contrary, in the event that any Person shall have become an Acquiring Person and the Board shall (i) not conduct an exchange of the Rights pursuant to this Section 23, and (ii) determine that the Rights are not exercisable, or are not conveniently exercisable, for any reason including the closing of the Company’s stock transfer records pursuant to Section 5 of the Plan of Dissolution of Cellstar Corporation, adopted as of March 28, 2007 (the “Plan of Dissolution”) or the expense of compliance with Section 9(g) of this Agreement or any law applicable to the distribution or exercise of the Rights, then the Board may in full satisfaction of the Company’s obligations under Sections 11 and 23 of this Agreement, and in its sole discretion, in connection with authorizing and making distributions in respect of the Company’s equity securities pursuant to Section 5(d) of the Plan of Dissolution, make such adjustments to the amounts distributable and distributed to holders of the Company’s Common Stock and Preferred Stock as would have been appropriate had an exchange of the Rights under Section 23 of this Agreement been previously consummated by all parties entitled to participate, for the purpose of permitting the Board to provide to holders of the Rights in connection with the dissolution of the Company the benefits and payments such Persons could have received had an exchange contemplated in this Section 23 been consummated.  No distribution to holders of the Company’s Common Stock or Preferred Stock shall be made under Section 5 of the Plan of Dissolution until such time as the Board shall have determined to exercise or refrain from exercising the rights set forth in this Section 23(d).  A determination by the Board to refrain from exercising its rights under this Section 23(d), with prompt written notice to the Rights Agent, shall not prejudice the rights, if any, of a holder of Rights under Sections 7 or 11 of this Agreement to a claim subject to Section 5(b) of the Plan of Dissolution.  The Company hereby confirms that this Section 23(d) does not modify or in any way alter the rights, duties, obligations or liabilities of the Rights Agent as set forth in this Agreement including but not limited to those provided for in Section 19 and nothing in this Section 23(d) shall impose on the Rights Agent any obligation under, or to interpret, administer or assure the performance of any other person with respect to the Plan of Dissolution.”

Section 2. Effectiveness. The Amendment shall be effective as of June 17, 2010.  Except as set forth in Section 1 hereof, the terms and provisions of the Rights Agreement remain in full force and effect and are hereby ratified and confirmed.

Section 3. Authority. Each party represents that such party has full power and authority to enter into this Amendment and that this Amendment constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms.

Section 4. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State; provided, however, that all provisions, regarding the rights, duties, obligations and liabilities of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

Section 5. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed, all as of the day and year first above written.

CLST HOLDINGS, INC.

By:	/s/ Robert A. Kaiser
Robert A. Kaiser
President

MELLON INVESTOR SERVICES LLC,
as Rights Agent

By:	/s/ Ann Peters
Name:	Ann Peters
Its:	Vice President and Relationship Manager